Exhibit 22.1

Cheniere Energy Partners, L.P.
List of Issuers and Guarantor Subsidiaries

The following entities are guarantors of the 4.500% Senior Notes due 2029, 4.000% Senior Notes due 2031, 3.250% Senior Notes due 2032, 5.950% Senior Notes due 2033, 5.750% Senior Notes due 2034, 5.550% Senior Notes due 2035, 5.350% Senior Notes due 2036 and 6.050% Senior Notes due 2056 issued by Cheniere Energy Partners, L.P.

Entity	Jurisdiction of Organization	Role
Cheniere Energy Partners, L.P.	Delaware	Issuer
Cheniere Energy Investments, LLC	Delaware	Guarantor
Sabine Pass LNG-GP, LLC	Delaware	Guarantor
Sabine Pass LNG, L.P.	Delaware	Guarantor
Sabine Pass Tug Services, LLC	Delaware	Guarantor
Cheniere Pipeline GP Interests, LLC	Delaware	Guarantor
Cheniere Creole Trail Pipeline, L.P.	Delaware	Guarantor